[Chinese Characters]
[LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

ANNOUNCEMENT AND
NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING IN 2005

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces that pursuant to article 134 of the articles of association of the Company, the Board considered and approved by way of written resolution the following resolutions:

1.	the proposed retirement of Mr. Zhou Yong Jin as a director (“Director”) of the Company; and

2.	the holding of the first extraordinary general meeting (the “EGM”) of the Company on 16 December, 2005 for the purpose of considering and passing the following resolutions:

a.	the entering into of the aircraft acquisition agreement dated 8 August, 2005 between The Boeing Company as vendor and Xiamen Airlines Company Limited as purchaser and the acquisition of three Boeing B787 aircraft;

b.	the entering into of the aircraft acquisition agreement dated 30 August, 2005 between The Boeing Company as vendor and the Company as purchaser and the acquisition of ten Boeing B787 aircraft;

c.	the entering into of the aircraft acquisition agreement dated 6 September, 2005 between Airbus SNC as vendor and the Company as purchaser and the acquisition of ten Airbus A330 aircraft;

d.	the removal of Peng An Fa as a Director of the Company; and

e.	the retirement of Zhou Yong Jin as a Director of the Company.

All 14 Directors of the Company entitled to participate have participated in considering and approving the written resolutions. The format and procedure for passing the resolutions were in accordance with the Company Law of the People’s Republic of China and the Company’s articles of association.

NOTICE IS HEREBY GIVEN that the EGM will be held at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, the PRC on 16 December, 2005 at 9:00 a.m. for the purpose of considering and passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTION

1.	“THAT the entering into of the aircraft acquisition agreement dated 8 August, 2005, a copy of which has been produced to this meeting marked “A” and initialed by the Chairman of this meeting for the purpose of identification, between The Boeing Company, a company incorporated in the State of Delaware of the United States of America as vendor and Xiamen Airlines Company Limited as purchaser and the acquisition of three Boeing B787 aircraft, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved.”

2.	“THAT the entering into of the aircraft acquisition agreement dated 30 August, 2005, a copy of which has been produced to this meeting marked “B” and initialed by the Chairman of this meeting for the purpose of identification, between The Boeing Company, a company incorporated in the State of Delaware of the United States of America as vendor and the Company as purchaser and the acquisition of ten Boeing B787 aircraft, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved.”

3.	“THAT the entering into of the aircraft acquisition agreement dated 6 September, 2005, a copy of which has been produced to this meeting marked “C” and initialed by the Chairman of this meeting for the purpose of identification, between Airbus SNC, a company incorporated in the Toulouse as vendor and the Company as purchaser and the acquisition of ten Airbus A330 aircraft, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved.”

4.	“THAT the removal of Peng An Fa as a Director of the Company, be and is hereby unconditionally approved.”

5.	“THAT the retirement of Zhou Yong Jin as a Director of the Company, be and is hereby unconditionally approved.”

By Order of the Board of
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
21 September, 2005

As at the date of this notice, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Notes:

1. Persons who are entitled to attend the EGM

a.	Holders of H shares of the Company who are registered with Hong Kong Registrars Limited, the registrar of H shares of the Company, at the close of trading in the afternoon of 16 November, 2005 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A shares of the Company shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the board of directors of the Company.

2. Registration procedures for attending the EGM

a.	Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before 26 November, 2005, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

b.	When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarized copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.	Holders of H shares of the Company who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:00 p.m. on 16 November, 2005.

d.	The register of H shares of the Company will be closed from 17 November, 2005 to 15 December, 2005 (both days inclusive), during which period no transfer of H shares will be registered.

3. Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company.

b.	A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for extraordinary general meeting, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorization document(s) authorizing such attorney to appoint the proxy must be notarized.

c.	To be valid, the notarized power of attorney or other authorization document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the time designated for the holding of the EGM.

4. Miscellaneous

a.	The EGM is expected to last for not more than one day. Eligible Shareholders who attend shall bear their own traveling and accommodation expenses.

b.	The address of the headquarters of the Company is:

1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People’s Republic of China
Telephone No.: (+86) 20-8612 4737
Facsimile No.: (+86) 20-8665 9040
Website: www.cs-air.com
Contact persons: Su Liang and Lei Bin

c.	Pursuant to the Article 77 of the Articles of Association of the Company, at any general meeting of shareholders of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

i.	by the chairman of the meeting;

ii.	by at least two shareholders entitled to vote present in person or by proxy; or

iii.	by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.